SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________
FORM 11-K
_____________________________
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
COMMISSION FILE NO. 1-12534
_____________________________
NEWFIELD EXPLORATION COMPANY 401(k) PLAN
(Full title of the Plan and the address of the Plan, if different from that of the issuer named below)
_____________________________
NEWFIELD EXPLORATION COMPANY
4 WATERWAY SQUARE PLACE
SUITE 100
THE WOODLANDS, TEXAS 77380
(281) 210-5100
(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

NEWFIELD EXPLORATION COMPANY 401(k) PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	2

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	3

NOTES TO FINANCIAL STATEMENTS	4

SUPPLEMENTARY INFORMATION

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	8

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE	10

INDEX TO EXHIBITS	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the
Newfield Exploration Company 401(k) Plan:

Opinion on the Financial Statements
We have audited the accompanying Statements of Net Assets Available for Benefits of the Newfield Exploration Company 401(k) Plan (the Plan) as of December 31, 2017 and 2016, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2017, and the related notes to the financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion
These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the auditing standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing audit procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information
The supplementary information of Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplementary information is the responsibility of Plan management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ McConnell & Jones LLP

We have served as the Plan’s auditors since 2006.

Houston, Texas
June 15, 2018

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2017 and 2016

	2017	2016

Assets
Investments, at fair value (See Note 3)	$178,464,211	$151,408,587
Total investments	178,464,211	151,408,587

Receivables
Notes receivable from participants	2,436,418	2,481,305
Participant contributions	29,622	231,996
Employer match	353,334	187,945
Total receivables	2,819,374	2,901,246

Net Assets Available for Benefits	$181,283,585	$154,309,833

See accompanying notes to financial statements

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2017

Additions to net assets attributable to:
Investment income
Interest, dividends and capital gains	$6,381,340
Net appreciation (depreciation) in fair value of investments	18,229,673
Net investment income	24,611,013

Interest from notes receivable from participants	102,960

Contributions
Employer	7,002,259
Participant	8,490,612
Rollover	2,309,401
Total contributions	17,802,272

Total additions	42,516,245

Deductions from net assets attributable to:
Benefits paid directly to participants	15,407,868
Administrative expenses	134,625
Total deductions	15,542,493

Increase (decrease) in Net Assets Available for Benefits	26,973,752
Net Assets Available for Benefits, Beginning of Year	154,309,833
Net Assets Available for Benefits, End of Year	$181,283,585

See accompanying notes to financial statements

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Newfield Exploration Company 401(k) Plan (the “Plan”) contains general information for financial reporting purposes. A summary plan description is provided to participants explaining general Plan provisions. The Plan agreement, however, governs the operation of the Plan, and its terms prevail in the event of a conflict with any summary of the Plan. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined-contribution plan adopted effective as of January 1, 1989. Generally, all employees of Newfield Exploration Company (the “Company”) are eligible to participate in the Plan. However, the Plan does not allow employees covered by collective bargaining agreements, leased employees or nonresident aliens, if applicable, to participate in the Plan. The Plan is administered by the Company and is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participant Elective and Employer Matching Contributions: Participants may contribute up to the lesser of 75% of their eligible compensation (as defined in the Plan agreement) as pre-tax or Roth contributions or the annual dollar limit on 401(k) contributions per the Internal Revenue Service ("IRS") and up to 10% of their eligible compensation as after-tax contributions on a per pay period basis. The Company will make a matching contribution, also on a per pay period basis, in an amount equal to $1.00 for each $1.00 contributed by a participant, up to a maximum of 8% of the participant’s compensation for the applicable pay period contribution. The Plan allows certain eligible participants to make catch-up contributions in accordance with IRS regulations. The Company does not match catch-up contributions. The foregoing participant and Company matching contributions are subject to certain limitations.

Participants may also rollover certain amounts representing distributions from other qualified plans and individual retirement accounts. The Company does not match rollover distributions. Participants may direct the amounts contributed to their accounts into any of the investment options available under the Plan including the Company’s common stock.

Participant Accounts: Each participant has an account that is credited (or charged) with the participant’s contributions, allocations of the Company’s matching contributions and Plan earnings (or losses) and is, at times, charged with an allocation of Plan administrative expenses based on the participant’s earnings or account balances (as defined in the Plan agreement). Plan earnings (or losses) are allocated to participant accounts based on the earnings (or losses) of investment funds chosen by each participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested balance.

Vesting: Participants are immediately 100% vested in their own contributions, company matching contributions and actual earnings thereon.

Benefit Payments: Upon termination of service, a participant is entitled to receive the vested portion of his or her accounts. A participant may elect to receive such vested portion in the form of a lump sum payment or installment payments. A participant may also elect to receive distributions in the form of Company common stock, to the extent the participant is invested therein. Distributions are subject to the applicable provisions of the Plan agreement.

Notes Receivable from Participants: A participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balances. The loan will bear interest at a rate commensurate with market rates for similar loans.

Repayments of the notes are made in equal monthly payments over a period not extending beyond ten years from the date of the loan.

Expenses: The Company pays certain administrative expenses as defined in the Plan agreement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The Plan’s financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)

Use of Estimates: The preparation of financial statements in conformity with US GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, changes therein and the accompanying notes to the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties: The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate, liquidity, credit and overall market volatility risk. Due to the general level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amount reported in the Statement of Net Assets Available For Benefits and the individual participant account balances.

Payment of Benefits: Benefits are recorded when paid.

Investment Valuation and Income Recognition: The Plan's investments are stated at fair value. See Note 3, “Fair Value Measurements,” for a detailed discussion.

Purchases and sales of investments are recorded on a trade-date basis. Realized gains and losses on investments are calculated using average costs, and included in the net appreciation (depreciation) in the fair value of investments. Investment related expenses are also included in net appreciation (depreciation) of fair value of investments. Interest is recorded when earned. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants: Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned. No allowance for credit losses has been recorded as of December 31, 2017 and 2016. If a participant ceases to make loan repayments for a 30-day period, the Plan Administrator deems the delinquent participant loan to be a distribution, and the participant loan balance is reduced and a benefit payment is recorded.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Plan follows US GAAP, which defines fair value, establishes a framework for measuring fair value and expands disclosure requirements about fair value measurements. Fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access.

Level 2: Quoted prices for similar assets in active markets; quoted prices for identical or similar assets in inactive markets; and interest rates, credit risk, etc. that are determined for an asset, either directly or indirectly, based on independent market data.

Level 3: Significant unobservable inputs for the fair value measurement of the assets.

Following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

Company common stock: Valued at the closing price reported on the New York Stock Exchange.

Mutual funds: Valued at the net asset value, based on quoted market prices in active markets, of shares held by the Plan at year end.

Stable value fund: Valued at fair value. The stable value fund ("Fund") invests in money market funds and other short-term investment vehicles and a guaranteed investment contract. Fair value is determined by the trustee considering factors such as

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)

the benefit responsiveness of the investment contract and the ability of the parties to the investment contract to perform in accordance with the terms of the contract. The guaranteed investment contract consists of investments in underlying securities with a wrap contract under which a third party guarantees benefit-responsive withdrawals by plan participants at contract value. As the Fund is not considered a fully benefit-responsive investment contract, the contract value is deemed to be fair value.

Investments in units of underlying funds are valued at their respective net asset values as reported by the funds daily. The Fund seeks to maintain principal value, protect against market price volatility, obtain consistent income return and provide liquidity for benefit payments and withdrawals. The net asset value for each unit class of the Fund is calculated daily by dividing the net assets applicable to each unit class by the respective number of units outstanding for that class. Deposits to and withdrawals from the Fund may be made daily at the current net asset value per unit.

The following tables summarize the valuation of the Plan’s investments by fair value hierarchy:

	Level 1	Level 2	Level 3	Total
As of December 31, 2017
Company common stock	$5,890,308	$—	$—	$5,890,308
Money market funds	291	—	—	291
Mutual funds	152,181,091	—	—	152,181,091
Stable value fund	—	13,041,479	—	13,041,479
Self directed brokerage accounts	7,351,042	—	—	7,351,042
Total investments at fair value	$165,422,732	$13,041,479	$—	$178,464,211

	Level 1	Level 2	Level 3	Total
As of December 31, 2016
Company common stock	$6,557,922	$—	$—	$6,557,922
Money market funds	249	—	—	249
Mutual funds	122,254,684	—	—	122,254,684
Stable value fund	—	15,486,740	—	15,486,740
Self directed brokerage accounts	7,108,992	—	—	7,108,992
Total investments at fair value	$135,921,847	$15,486,740	$—	$151,408,587

NOTE 4 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Company or certain others. The Plan has entered into exempt transactions with parties-in-interest as of December 31, 2017 and 2016 and for the year ended December 31, 2017. Charles Schwab Trust Company and Schwab Retirement Plan Services, Inc. (collectively referred to as “Schwab”) were trustee and recordkeeper, respectively, of the Plan from January 1, 2016 through December 31, 2017. Plan investments in funds offered by Schwab qualify as party-in-interest investments. The total assets invested in these funds include investments in the self-directed brokerage accounts with balances of $7,351,042 and $7,108,992 at December 31, 2017 and 2016, respectively, which were administered by Schwab. During 2017, the Plan paid a total of $134,625 in administrative fees to Schwab that qualify as a party-in-interest transaction.

Other party-in-interest investments held by the Plan include Company common stock totaling $5,890,308 (186,816 shares) and $6,557,922 (161,924 shares) at December 31, 2017 and 2016, respectively, and notes receivable from participants totaling $2,436,418 and $2,481,305 at December 31, 2017 and 2016, respectively.

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, the Plan’s assets will be distributed in accordance with the terms of the Plan agreement.

NOTE 6 - TAX STATUS

The Plan was designed in accordance with a prototype plan developed by the Plan trust. The IRS determined by a letter dated June 19, 2014, that the prototype plan and its related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. IRS Revenue Procedure 2016-37 eliminated expiration dates on determination letters. The IRS now requires individually designed retirement plans to comply with an annually published required amendment list. Plans must be amended to retain qualified plan status for each item on the list by the end of the second calendar year following the year the list is published. No amendments to the Plan are necessary as a result of the 2016 and 2017 published Required Amendments Lists. Thus, no provision for federal income taxes is included in the Plan’s financial statements.

US GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2014.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017

Plan Sponsor:	Newfield Exploration Company
Employer Identification Number:	72-1133047
Plan Number	001

		(c)
		Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identity of Issue, Borrower	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Cost	Value

	Mutual Funds

	Allianz Funds	Allianz GI Micro Cap Institutional	#	$1,231,960

	American Funds	American Funds Europacific Growth R6	#	4,435,609

	Columbia	Columbia Small Cap Value II Inst	#	3,074,971

	Columbia	Columbia Strategic Income Inst	#	3,053,128

	Harbor	Harbor Capital Appreciation Instl	#	12,514,156

	JP Morgan	JP Morgan Mid Cap Growth I	#	6,649,288

	John Hancock	JHancock Disciplined Value Mid Cap R6	#	6,613,721

	MFS	MFS Value R3	#	9,615,086

	T. Rowe Price	T. Rowe Price Retirement 2005	#	2,208,501

	T. Rowe Price	T. Rowe Price Retirement 2010	#	5,400,519

	T. Rowe Price	T. Rowe Price Retirement 2020	#	9,368,312

	T. Rowe Price	T. Rowe Price Retirement 2030	#	21,588,368

	T. Rowe Price	T. Rowe Price Retirement 2040	#	13,679,600

	T. Rowe Price	T. Rowe Price Retirement 2050	#	9,321,586

	T. Rowe Price	T. Rowe Price Retirement 2060	#	595,786

	Vanguard	Vanguard Institutional Index I	#	18,685,504

	Vanguard	Vanguard Small Cap Growth Index I	#	8,547,178

	Vanguard	Vanguard Total Bond Market Index I	#	7,996,672

	Vanguard	Vanguard Total Intl Stock Index I	#	7,601,146
				$152,181,091

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - (Continued)
December 31, 2017

Plan Sponsor:	Newfield Exploration Company
Employer Identification Number:	72-1133047
Plan Number	001

		(c)
		Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identity of Issue, Borrower	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Cost	Value

	Common Stock

*	Newfield Exploration Company	Common Stock (186,816 shares)	#	$5,890,308

	Common / Collective Fund

	MetLife	MetLife Group Annuity Contract No. 25554 Class J Stable Value Fund	#	13,041,479

	Money Market Fund

	Vanguard	Vanguard Treasury Money Market Fund Stock Liquidity 9	#	291

	Self-Directed Account

*	Charles Schwab	Personal Choice Account-Self-Directed Brokerage Accounts	#	7,351,042

	Total Investments			$178,464,211

	Participant Loans

*	Participant Loans	Interest rates ranging from 4.25% to 5.50% maturing through 2027	$-0-	2,436,418

	Total Assets			$180,900,629
________
* - Denotes party-in-interest
# - Investments are participant-directed; therefore, cost information is not required.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN

Date:	June 15, 2018	By: /s/ Brooke Westall
Brooke Westall, Newfield Exploration Company
Vice President - Human Resources
On behalf of Plan Administrator

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm - McConnell & Jones LLP